May 31, 2017

Edward M. Kelly, Senior Counsel

Craig Slivka, Special Counsel

Nudrat Salik, Staff Accountant

Al Pavot, Staff Accountant

Terence O’Brien, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delta Technology Holdings Limited

Form 20-F for the Year Ended June 30, 2016

Filed November 15, 2016

File No. 1-35755 (the “Annual Report”)

Dear Ms. Salik and Messrs. Kelly, Slivka, Pavot and O’Brien,

On behalf of our client, Delta Technology Holdings Limited , a foreign private issuer organized under the laws of the British Virgin Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the remaining comment contained in Comment 2 of the Staff’s letter dated April 20, 2017.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Annual Report.

* * *

Financial Statements

Note 5 - Trade and Other Receivables, page F-26

2.        We note your responses to comments 3 and 4 of our letter dated March 14, 2017. We note that you generally provide for an allowance of 50% of unpaid debt for debts older than one year and 100% for debts older than two years. Please help us better understand how you determined that your allowance for doubtful accounts was adequate as of June 30, 2016 by providing us with a further breakdown of your aging analysis to show the amounts outstanding from six months to one year, from one year to two years, and greater than two years. Given that you disclose on page 15 that you usually offer your customers credit terms of only up to 120 days, please help us better understand why you would not start providing for an allowance prior to a receivable aging for more than one year. Please also quantify the percentage of receivables that were over one year old on December 31, 2015 that has been ultimately collected in cash.

Response:

The trade receivables and other receivables that were over a year old on December 31, 2015 are RMB43,454,964.23 (approximately US$6,375,295.11) and RMB71,800,873.91 (approximately US$10,533,273.70), respectively, aggregating to a total of RMB115,255,838.10 (approximately US$16,807,492.97).

The amount of such receivables that have collected in cash are RMB18,327,971.75 (approximately US$2,673,090.17) in trade receivables and RMB2,050,606.63 (approximately US$300,835.94) in other receivables, totaling RMB 20,378,578.38 (approximately $2,990,436.95) or approximately 17.68% of the total receivables.

If you have any questions regarding the Annual Report, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srfkllp.com.

Very truly yours,

/s/ Benjamin Tan
Benjamin Tan Esq.

cc.	Mr. Hongming Dong – Chief Financial Officer

Delta Technology Holdings Limited

(via email: dhm@deltath.com)

Mr. Duncan Cheng

Delta Technology Holdings Limited

(via email: dc@deltath.com)